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                                                                       Exhibit 3

[PRICEWATERHOUSECOOPERS LOGO]


                                                     PricewaterhouseCoopers
                                                     ABN 52 780 433 757

                                                     333 Collins Street
 To: Ontario Securities Commission                   MELBOURNE VIC 3000
     20 Queen Street West, Suite 1903                GPO Box 1331L
     Toronto, Ontario M5H 3S8                        MELBOURNE VIC 3001
                                                     DX 77 Melbourne
     Alberta Securities Commission                   Australia
     4th Floor, 300 - 5th Avenue SW                  www.pwc.com/au
     Calgary, Alberta T2P 3C4                        Telephone +61 3 8603 1000
                                                     Facsimile +61 3 8603 1999
     British Columbia Securities Commission          Direct Phone (03) 8603 2016
     701 West Georgia Street                         Direct Fax (03) 8613 2001
     PO Box 10142, Pacific Centre
     Vancouver, British Columbia V7Y 1L2


We have read the statements made by InterOil Corporation in the attached copy of Change of Auditor Notice dated 6 June 2005 which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We do not disagree with the statements in the Change of Auditor Notice dated 6 June 2005.


Yours very truly

/s/PricewaterhouseCoopers

PricewaterhouseCoopers

Melbourne, Australia                                                7 June, 2005


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